Triant Technologies Inc.

580 – 1122 Mainland Street

Vancouver, British Columbia

Canada V6B 5L1

TRIANT

Tel: 604.697.5090

Fax: 604.681.1106

e-mail: mail@triant.com

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

604.697.5090

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT REPORTS THIRD QUARTER 2004 FINANICAL RESULTS

VANCOUVER, CANADA — OCTOBER 28, 2004 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today reported financial results for the third quarter ended September 30, 2004 (expressed in Canadian dollars), which will also be posted on the Company’s website at www.triant.com. The Company will host a conference call today, Thursday, October 28, 2004 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss these financial results.

Revenue for the third quarter ended September 30, 2004 was $1,018,959 compared to $1,896,313 for the third quarter of 2003. During the third quarter, revenue from services and maintenance provided by Triant’s systems integration and customer support groups was higher, while revenue from the sale of licenses and products was lower, for a net decrease in revenue overall for the quarter. Triant has continued to pursue licensing, service and maintenance opportunities for ModelWare and related products with various semiconductor manufacturers through Triant’s distribution channels in Asia and directly in Europe and the United States to provide them with a competitive advantage in the area of advanced manufacturing. APC (Advanced Process Control) solutions are characterized by lengthy sales cycles, due in part to the strategic importance of these solutions especially in 300mm fabs where APC has become a necessity. APC provides our customers with a strategic manufacturing advantage and they carefully compare competing products and companies before making a final decision. Lengthy sales cycles, coupled with the fact that the industry is characterized by a relatively small number of semiconductor manufacturers, means that our quarter-to-quarter revenue can be lumpy. During the third quarter ended September 30, 2004, Triant received $0.4 million in new orders compared to $1.8million for the third quarter of 2003. Triant ended the third quarter of 2004 with $0.7 million in total of deferred revenue and backlog (defined as the unbilled portions of purchase orders received from customers, which is a non-GAAP measure that may not be comparable to other companies) compared to $0.7 million at the end of the third quarter of 2003.

Operating expenses for the third quarter ended September 30, 2004 included non-cash stock-based compensation expense of $118,703 compared to $147,066 for the third quarter of 2003 for stock options granted to employees and directors due to the Company changing its accounting policy, as of January 1, 2004 and retroactive to January 1, 2002, in accordance with the recommendations of the CICA 3870, Stock-Based Compensation and Other Stock-Based Payments.

Loss from operations for the third quarter ended September 30, 2004 increased to $1,533,427  (including $118,703 for non-cash stock-based compensation expense) compared to $477,406 (including $147,066 for non-cash stock-based compensation expense) for the third quarter of 2003 as a result of lower gross margin and higher operating expenses.

Net loss for the third quarter ended September 30, 2004 increased to $1,647,308 (including $118,703 for non-cash stock-based compensation expense), or a loss per share of $0.04, compared to $477,651 (including $147,066 for non-cash stock-based compensation expense), or a loss per share of $0.01, for the third quarter of 2003 as a result of increased loss from operations, as well as the effect of a foreign exchange loss of $133,191 in the third quarter of 2004 compared to a foreign exchange loss of $36,598 in the third quarter of 2003 that resulted from changes in the relative value of the Canadian dollar to the U.S. dollar on working capital denominated in U.S. dollars.

Revenue for the nine months ended September 30, 2004 was $3,728,471 compared to $4,404,489 for the nine months ended September 30, 2003. During the nine months ended September 30, 2004, the Company received $3.9 million in new orders compared to $4.1 million for the nine months ended September 30, 2003.

Operating expenses for the nine months ended September 30, 2004 included non-cash stock-based compensation expense of $348,146 compared to $436,319 for the nine months ended September 30, 2003 for stock options granted to employees and directors.

Loss from operations for the nine months ended September 30, 2004 increased to $3,258,809 (including $348,146 for non-cash stock-based compensation expense) compared to $2,505,284 (including $436,319 for non-cash stock-based compensation expense) for the nine months ended September 30, 2003 as a result of lower gross margin and higher operating expenses.

Net loss for the nine months ended September 30, 2004 was substantially unchanged at $3,260,479 (including $348,146 for non-cash stock-based compensation expense), or a loss per share of $0.08, compared to $3,174,122 (including $436,319 for non-cash stock-based compensation expense), or a loss per share of $0.08, for the nine months ended September 30, 2003 as a result of increased loss from operations, as well as the effect of a foreign exchange loss of $79,757 in the nine months ended September 30, 2004 compared to a foreign exchange loss of $793,759 in the nine months ended September 30, 2003 that resulted from changes in the relative value of the Canadian dollar to the U.S. dollar on working capital denominated in U.S. dollars.

As at September 30, 2004, Triant maintained a $6.6 million balance for cash, cash equivalents and accounts receivable compared to a $10.4 million balance as at December 31, 2003.

Commenting on the results, Robert Heath, Triant’s Chief Executive Officer, stated: “We are disappointed with our third quarter results, which are a result of a delay in the purchasing of licenses by two of our key customers; a slowing down in the foundry business; and the strengthening of the Canadian dollar. Although we are pleased with our growing services business, we now do not expect to be profitable until 2005.”

Conference Call Access Information

Triant will host a conference call today, Thursday, October 28, 2004 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss the third quarter 2004 financial results. The dial-in number for the call is 416.405.9328 and the Conference Code is 3106665#. A replay of the conference call will be available today, Thursday, October 28, 2004 after 4:45 p.m. Pacific Time (7:45 p.m. Eastern Time). The replay number is 416.695.5800 and the Conference Code is 3106665#.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that enable its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

-- Financial Tables Follow --

TRIANT TECHNOLOGIES INC.

Summary Consolidated Statement of Operations Data

(Expressed in Canadian Dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Revenue	$ 1,018,959	$ 1,896,313	$ 3,728,471	$ 4,404,489
Cost of revenue	406,004	511,716	986,436	1,139,064
Gross margin	612,955	1,384,597	2,742,035	3,265,425

Operating expenses
Research and development	965,635	937,353	2,714,387	2,843,692
Selling, general and administrative	1,062,044	777,584	2,938,311	2,490,698
Stock-based compensation	118,703	147,066	348,146	436,319
Total operating expenses	2,146,382	1,862,003	6,000,844	5,770,709

Loss from operations	(1,533,427)	(447,406)	(3,258,809)	(2,505,284)

Interest and other income	19,310	36,353	78,087	124,921

Foreign exchange gain (loss)	(133,191)	(36,598)	(79,757)	(793,759)

Net loss for the period	(1,647,308)	(477,651)	(3,260,479)	(3,174,122)

Loss per share	$ (0.04)	$ (0.01)	$ (0.08)	$ (0.08)

Weighted average number of common shares outstanding	41,407,875	41,402,675	41,407,244	41,402,675

Number of common shares issued and outstanding	41,407,875	41,402,675	41,407,875	41,402,675

TRIANT TECHNOLOGIES INC.

Summary Consolidated Balance Sheet Data

(Expressed in Canadian Dollars)

(Unaudited)

	September 30, 2004	December 31, 2003
Cash and cash equivalents	$ 4,738,203	$ 7,354,044
Accounts receivable, net	1,907,763	3,010,111
Prepaid expenses and deposits	128,714	144,878
Inventory	115,570	257,520
Property, plant and equipment	564,061	552,964
Total assets	7,454,311	11,319,517
Accounts payable and accrued liabilities	1,193,318	2,109,823
Deferred revenue	426,442	464,500
Total liabilities	1,619,760	2,574,323
Total shareholders’ equity	5,834,551	8,745,194